John P. Duke
direct dial: 610.640.7839
direct fax: 267.200.0753
dukej@pepperlaw.com
June 19, 2007
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Attention:	Peggy Kim, Esq., Senior Staff Attorney
Scott Anderegg, Esq., Staff Attorney
Donna DiSilvio, Senior Staff Accountant
Scott Stringer, Accountant

Re:	lululemon athletica inc., f/k/a Lululemon Corp.
Registration Statement on Form S-1, Amendment No. 1
Filed June 11, 2007
Commission File No. 333-142477

Ladies and Gentlemen:
     On behalf of lululemon athletica inc., f/k/a Lululemon Corp. (the “Company”), pursuant to the Company’s telephone discussion with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s response to comments of the Staff contained in your letter dated May 31, 2007, attached for filing is Amendment No. 2 to the Company’s Registration Statement No. 333-142477 on Form S-1, as amended (the “Registration Statement”), to update the disclosure contained in the Registration Statement for estimated pricing related information.
     We thank you for your previous prompt responsiveness and in advance for your prompt attention to this matter. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.
Very truly yours,
/s/ John P. Duke
John P. Duke

cc:	Robert Meers
John Currie
Kevin Kennedy
Tahir Ayub
Barry M. Abelson